=====================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                      _______________________

                             FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
 Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          eMajix.com, Inc.
        (Exact name of Small Business Issuer in its charter)

Oklahoma                           73-1561191
(State of Incorporation)           (I.R.S. Employer Identification No.)

                      7450 South Winston Ave.
                       Tulsa, Oklahoma 74136
        (Address of executive offices, including zip code.)

Registrant's telephone number:     (918) 494-0004

Copies to:          Conrad C. Lysiak, Esq.
                    601 West First Avenue
                    Suite 503
                    Spokane, Washington   99201
                    (509) 624-1475

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
             __________________________________________
                          (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
             __________________________________________
                          (Title of Class)

=====================================================================

     This Registration Statement contains certain forward looking statements. These forward looking statements include statements regarding (i) the Registrant's research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements; (iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

     The forward looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward looking statements are based on assumptions regarding the Registrant's business which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Registrant. Although the Registrant believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward looking statements. In light of the significant uncertainties inherent in the forward looking information contained herein, the inclusion of such information should not be regarded as any representation by the Registrant or any other person that the objectives or plans of the Registrant will be achieved.

                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

THE BUSINESS

     eMajix.com, Inc. (the "Company") is a development stage enterprise formed under the laws of the State of Oklahoma on March 30, 1999 as Southern Wireless, Inc. to engage in the business of developing, manufacturing and marketing software for use in connection with the wireless transmission of computer data. The Company changed its name to eMajix.com, Inc. on April 6, 2000.

The Product

     The Company has acquired a license to manufacture and market copyrighted and trademarked software, denoted herein as "ClearVideo." Clearview is desinged for fractal digitization and compression of video images with quality audio synchronization.

The License

     On March 17, 2000 the Company acquired an exclusive world-wide license from Iterated Systems, Inc. ("ISI") to:

     1.   Compile, display, use copy and modify ClearVideo Source
          Codes.

     2. Use the ClearVideo Source Codes, its run-time versions and the derivatives to create and manufacture products and services.

     3. Use the products and services created and manufactured for the purpose of distributing and sub-licensing the products and services to end users.

     4.   Sublicense the rights granted under the licensing agreement.

          The consideration of the license is as follows:

     1. Initial payment of $100,000 which has been paid to ISI and 297,500 restricted shares of the Company's common stock which have been delivered to ISI.

     2.   $150,000 which was due by May 15, 2000 which has been paid.

     At any time in the future should the Company file a registration statement, with the Securities and Exchange Commission, to register additional shares of its Common Stock and it doesn't include all shares of Common Stock issued to ISI in a successful effort, then and only then will the Company will be required to use its best efforts to file a registration statement with the Securities and Exchange Commission registering the shares issued to ISI. As of the date hereof, the Company has not filed a registration statement to register any additional shares or the shares issued to ISI.

The Technology

     ClearVideo utilizes fractal digitization creating the smallest file possible while virtually duplicating the quality of the original. All computers and software work with only zeros and ones, nothing more, nothing less. The size and speed of files are dependent upon how they are written and with what they are written. Fractal digitization takes a formula for video and or audio, finds the comparable areas, determines the length of those areas, and then writes one formula that works throughout the file. Video files are very large, requiring a lot of bandwidth and time to transmit in their original format.

     ClearVideo is designed to overcome the limited bandwidth of the Internet, which leads to unrealistic download times and poor quality video when run across the Internet. ClearVideo achieves a very high compression rate, thus producing a much faster download while maintaining the quality of the original video file. It can be seamlessly integrated into existing multimedia frameworks, including Windows 95, Windows 98, Windows NT, MacIntosh QuickTime, Activemovie, Video for Windows, Windows Multimedia Player and RealMedia. It can be plugged into Adobe Premier, Ulead Media Studio Pro, Microsoft's VidEdit, Premiere, Director, Avid, Media 100 and many other video editing and capturing packages. ClearVideo simply becomes a compression option in that editing system. This means that a user can maintain the investment in the technology they currently own.

     ClearVideo compresses video at data rates as low as 16 kilobits (2 kilobytes) per second for limited motion video, up to 80 kilobits to 1 megabit per second for action filled video that demands higher data rates for viewing quality. Compression rates are completely scalable so that a user can customize the video quality, frame rate and frame size to their audience's bandwidth and computer system. ClearVideo works with MMX technology and delivers much larger frame sizes at much faster frame rates.

     ClearVideo compression allows high quality video "HQV" files to be easily received and viewed in HQV quality by most users on the Internet with a computer running Windows 95, Windows 98, Windows NT or MacIntosh QuickTime. The decoder ("codec") software required for a user to run a ClearVideo file is already a part of Windows 95, Windows 98, Windows NT and MacIntosh QuickTime. The Company will provide the codec on disc or by direct download over the Internet to those that do not have one of the above listed operating systems. No special hardware or software, other than the readily available codec, is required to view ClearVideo files.

     ClearVideo should revolutionize how audio and video files are transmitted over both narrow and broadband lines. With its outstanding compression capabilities, depending upon the users parameters, can deliver HQV type and quality audio files to almost any Internet user over ordinary analog connections or digital connections.




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     By defining and using ClearVideo's parameters, a user can place
approximately three hours or more of film, video or audio on one side of a standard CD-ROM disc. Quality comparable to NY|TSC (standard television viewing quality) can be achieved or exceeded, depending upon the users demands and parameter settings. In the case of audio only files, ClearVideo can compress approximately 900 minutes of quality audio on one standard CD-ROM. Full motion video with synching audio can also be transmitted on the Internet and clearly received by viewers with the ClearVideo codec installed on their computer systems.

     Additionally, a ClearVideo compressed 120 minute film can be downloaded over the Internet in much less time than the hours it now requires, the greater the bandwidth of the line, the higher quality the connection, and the faster the computer, the shorter the download time. Also, with ClearVideo, compressed HQV and audio files considerable hard drive space is saved on the host file servers.

     Another important feature of ClearVideo is that it works equally well with NTSC, PAL, or SECAM (the three different TV formats used around the world) television as well as the Internet. It can be effectively used worldwide for the compression and transmission of video files for the broadcast industry.

Corley License

     On December 22, 1999, the Company and its current president, Ryan Corley entered into a four year exclusive licensing agreement whereby Corley, as nominee for a corporation to be formed was granted the right to use certain technology that the Company may acquire in the future relating to the compression of video and streaming real time video via the Internet. Pursuant to the license between the Company and Corley, the corporation to be formed will receive a limited exclusive license for the use of the technology solely for video/audio streaming over the internet of TV type programming, news content and programming, sport content and programming and non-exclusive use for documentary content and programming.

     Furthermore, during this four year exclusive licensing period, the Company shall not perform streaming services for any third parties for TV type programming in the areas of entertainment, sports and news without the express written permission of the corporation to be formed. If such permission is granted by either party, all revenues derived therefrom will be split 75% to the Company and 25% to the corporation to be formed for the term of the agreement(s) and any and all renewals of the agreement(s).

Manufacturing

     The Company will have limited manufacturing needs for product as its primary product being offered is processing services that require computers with a high degree of processing capability, file servers to be used as Websites, and a means to compress data and place it on CD-ROMS. As of this date the Company has limited experience in the compression of videotapes, CD-ROMS, DVD discs or downloaded files and there is no assurance that the Company will be able to handle the volume of business that may come its way internally. However, there are numerous companies that are capable of provide outsourcing services should the Company encounter difficulty in meeting its obligations to customers.

Distribution

     The Company intends to distribute ClearVideo by direct shipment from its offices or by downloading to users on the Internet.

Marketing

     The Company intends to market ClearVideo initially by licensing the technology to third parties, offering compression services to customers and offering downloading and streaming services. At this time the Company plans to market its product through an in-house sales force and by advertising on the Internet.

     Licenses will be granted to third parties for limited application which will allow for accurate accounting of usage on a negotiated "per use" royalty basis and may be paid in cash or a combination of a negotiated equity position with a per use cash fee.

     Compression services will be offered whereby the Company will receive files in many different forms, such as videotapes, CD-ROM or DVD discs or downloaded files. The Company will then digitize and compress these files and deliver them to the customer, either in the
form of downloaded files or CD-ROMS.   The Company will charge a set-up
fee, a compression fee, and when appropriate, a usage fee for each time the file is used or sent to an end user.

     Downloading and streaming services will be offered to various customers whereby the Company will accept video files for digitization and compression that are designed to be downloaded or streamed on request over the Internet. These files will be stored on the Company's file servers and delivered on request by an end user by "mirroring." The end user will not "see" the Company's Website, but will only see
the client's Website.   This method of delivery frees up the client's
server space and provides a low-cost revenue center for the Company, along with control over accounting for usage fees.

Patents

     Iterated Systems, Inc., the developer and licensor of ClearVideo software has twenty four U.S. Patents and various international patents covering the methods, apparatus and processes used in compressing digital data, fractal encoding of data streams, fractal transformation of data, fractal compression of data, protecting the technology. The Company believes that these patents afford protection under existing patent laws against infringement for a period of time ranging from seven years to seventeen years. There is no assurance, however, that third parties will not infringe on the ClearVideo patents.

Competition

     There are numerous companies offering video compression, downloading and streaming services, most of which have more financial and technical resources than the Company and there can be no assurance that in the future, the Company will be able to compete successfully with other video compression, downloading and streaming service companies. The Company is a small participant within the compression, downloading and streaming service arena. The Company will compete with other video compression, downloading and streaming service companies, all of whom have more resources than the Company.

Governmental Regulation

     The Company is not aware of any governmental regulations which effect the manufacture, development or sale of ClearVideo other than those imposed applicable to technical data included in Export/Import Regulations imposed by the United States government and those controlling regulations and regulations of countries into which any products may be imported.

Company's Office

     The Company's offices are located at 7450 South Winston Avenue, Tulsa, Oklahoma 74136 and its telephone number is (918) 494-0004.

Employees

     The Company has one full time employee and two part time employees.

Risk Factors

     1. No Operating History and Revenues and Development Stage Operation. The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. The Company's Independent Certified Public Accountant's report on the Company's March 31, 2000 financial statements contained an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's loss from operations and lack of revenue.

      2. Lack of Market Research. The Company has conducted limited research and has not engaged other entities on its behalf to conduct market research to provide management with assurance that market demand exists for the business contemplated by the Company. See "Business."

     3. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     4. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company. See "Management."

     5. No Insurance Coverage. The Company, like other companies in its industry, is finding it difficult to obtain adequate insurance coverage against possible liabilities that may be incurred in conducting its business activities. At present, the Company has not secured any liability insurance. The Company has potential liability from its general business activities, and accordingly, it could be rendered insolvent by a serious error or omission.

     6. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     7. Need for Subsequent Funding. The Company believes it will need to raise additional funds in order to achieve profitable operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

     8. Need for Additional Key Personnel. At the present time, the Company employs one full time employee and two part time employees. Additionally, the Company employees three software engineers on a consulting basis. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company were unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

     9. Reliance upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and employees who will exercise control over the day-to-day affairs of the Company, and upon its Directors, most of whom are engaged in other activities, and will devote limited time to the Company's activities. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does not have any commitments regarding its proposed operations and there can be no assurance that any commitments will be forthcoming. See "Business" and "Management."

     10. Issuance of Additional Shares. As of May 16, 2000, approximately 178,626,500 shares of Common Stock or 89.31% of the 200,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares, without shareholder approval. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to raise capital, acquire products, equipment or properties, or for other corporate purposes. See "Description of Securities - Shares Eligible for Future Sale."

     11. Non-Arms' Length Transaction. The number of shares of Common stock issued to present shareholders of the Company was arbitrarily priced and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     12. Indemnification of Officers and Directors for Securities Liabilities. The Articles of Incorporation of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Oklahoma Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     13. Competition. The Company believes that it will have competitors and potential competitors, many of which may have considerably greater financial and other resources than the Company. See "Business - Competition."

     14. No Public Market for Securities. At present, no public market exists for the Company's securities and there is no assurance that a trading market will develop in the future, or if developed, that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     15. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     16. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchasing the Company's securities. See "Dividend Policy."

     17. Anti-Dilution Provisions. There is an anti-dilution provision contained in the agreement with Iterated Systems, Inc. that provides for the issuance of additional shares of Common Stock under certain conditions. Although the Company has no obligation to issue additional shares at this time, the Company may be required to issue additional shares at a future date. See "Rights of Shareholders."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     During the next twelve months, the Company plans to enter into contracts to license its technology and complete agreements for compression services with various customers whereby the Company will commence providing services and generating revenue.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or borrowings from the Company's shareholders. There is no assurance that it will be able to raise additional capital through the sale of securities in the future. Additionally, the Company has a demand note payable to Ryan Corley, the Company's President in the amount of $100,000. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does intend to conduct additional product research or development primarily to provide enhancements to increase operating efficiency or to enhance its capabilities. The Company believes that ClearVideo is ready for manufacturing and marketing in its current status. As a result, the Company is in the process of seeking licensees for its product and customers to provide compression services, downloading and streaming services.

     The Company does not intend to purchase a plant, it does however intend to purchase additional computer equipment and lease additional office space as the need arises.

     The Company will hire employees on an as needed basis. The
Company, however, does not expect any significant changes in the number of employees.

Results of Operations - Period from Inception (March 30, 1999) through March 31, 2000.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no revenues since incorporation. For the year ended March 31, 2000, the Company incurred a net loss of $10,144, or $(0.002) per share, which is primarily the result of payment of consulting fees, travel and office expense.

Liquidity and Capital Resources.

     Through May 16, 2000, the Company has issued 21,373,500 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets other than the license agreement for ClearVideo. The Company has $27,060 in cash as of March 31, 2000.

     At March 31, 2000, the Company had net deferred tax assets of approximately $3,500 and has established a valuation allowance equal to the net deferred tax assets as management of the Company cannot determine that it is more likely then not that the Company will realize the benefit of the net deferred tax asset.

     The Company has received funds of $202,000 from the sale of capital stock to officers, directors and others and $100,000 from Ryan Corley upon the execution of a demand note executed on March 30, 2000. Because the Company is in its initial stages of development and has not commenced operations or generated revenues, the Company intends to finance its operations by the entering into licensing agreements with potential customers and by the sale of additional shares of its common stock. Other than the foregoing, there are no additional sources for cash for operating, investing and financing activities.

     The Company has been in the development stage since its inception. The Company has had no recurring source of revenue and has incurred operating losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. As a result of these factors, the Company's independent certified public accountants have included an explanatory paragraph in their report on the Company's March 31, 2000 financial statements which expressed substantial doubt about the Company's ability to continue as a going concern.

     At the present time, the Company has no material commitments for capital expenditures. If capital expenditures are required after operations commence, the Company will pay for the same through the sale of common stock; or through loans from third parties. There is no assurance, however, that such financing will be available and in the event such financing is not available, the Company may have to cease operations.

     Management of the Company has undertaken certain actions to address these conditions. Management currently plans to enter into agreements for the licensing of ClearVideo and for the compression services and downloading and streaming services to third parties within the next 90 to 180 days. To this end, management is currently in negotiations with several potential customers for its ClearVideo and its services. Funds required to carry out management's plans are expected to be derived from future stock sales or borrowings from the Company's shareholders. There can be no assurances that the Company will be successful in executing its plans.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. This statement was effective for the Company during the current year. Comprehensive income generally represents all changes in stockholders' equity except those resulting from contributions by stockholders. There was no impact to the Company as a result of the adoption of SFAS No. 130, as there were no differences between net loss and comprehensive loss available to common stockholders for the year ended March 31, 2000.

     In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in financial Statements" ("SAB 101"). This SAB summarizes certain of the Staff's views in applying generally accepted accounting principles in the United States, to revenue recognition in financial statements. The Company's revenue recognition policy is in compliance with SAB 101.

     In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 on April 1, 1999 had no significant effect on its financial statements.

     In February 1999 the Financial Accounting Standards Board issued SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections." SFAS No. 135 rescinds SFAS No. 75 and amends SFAS No 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 had no significant effect on its financial statements.

ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real property. The Company owns personal property in the form of licenses and office equipment. The Company currently uses office space provided by Ryan Corley, the Company's President and major shareholder on a rent free basis. There is no formal lease agreement for the Company's offices.

     The Company's offices are currently adequate and suitable for its operations. The Company will relocate its offices upon generating revenues from operations. However, currently the Company has not entered into any negotiations with anyone to relocate its offices.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership as of May 17, 2000, of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

                                                       Percentage
Name and            Number of                               Of Shares
address of owner    Shares         Position                 Owned

Ryan Corley         12,402,000     President, Treasurer,    58.03%
P.O. Box 140021                    Chief Financial Officer
Austin, TX 78714                   and a member of the
                                   Board of Directors

Leon P. Davis [1]    1,280,000     Secretary                 5.99%
1516 East 21st Street
Tulsa, Ok 74114-1339

W. H. Walker, Jr.       50,000     Member of the Board       0.23%
3420 East 61st Place               of Directors
Tulsa, OK 74136

All officers and    13,732,000                              64.25%
directors as a
group (3 persons)

Guy Reidel           3,000,000                              14.04%
46 Tenney Ave.
River Edge, NJ 07661

Leonard D. Hilt      1,815,000                               8.49%
P.O. Box 140661
Austin, TX 78714

[1]  440,000 shares are held in the name of The John Allen Corley
     Irrevocable Trust dated March 17, 1995 and 440,000 shares are held in the name of The Maryssa Elonca Corley Irrevocable Trust dated June 17, 1996, for which Mr. Davis is Trustee.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                Age       Position

Ryan Corley         57        President, Treasurer and a member of the
                              Board of Directors

Leon P. Davis       58        Secretary

W. H. Walker Jr.    48        Member of the Board of Directors

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Ryan Corley - President, Treasurer and a member of the Board of Directors.

     Mr. Corley has served as president and a member of the Board of Directors of the Company since February 5, 2000. Mr. Corley was the founder of Tsunami Media Corporation (formerly Gatsby's Coffee Company) and served as Chairman of the Board of Directors, Chief Executive Officer and Secretary/Treasurer since its inception September 10, 1998, until his resignation on February 22, 2000. Mr. Corley served as a consultant to several startup companies and small public companies during the period of July 1955 through November 1998. Mr. Corley was Chairman of the Board of Directors and President of Charge, Inc., and Charge Entertainment Corporation, its wholly owned subsidiary, from October 1986 through October 1995. Mr. Corley also was a founder in 1986, a member of the Board of Directors until his resignation on October 30, 1995, having served as Chairman of the Board of Directors from 1987 until January 23, 1995, President and Chief Executive Officer unit his resignation from these positions on May 30, 1995, of U.S. Technologies Inc., a NASDAQ listed public corporation. In October 1990, Mr. Corley helped found and was the President and principal Stockholder of the Texas Outlaws Bicycling Team, Inc. of the National Cycle League until August 1996. Mr. Corley received a Bachelor of Science in Business Administration and a Masters in Business Administration from the University of Tulsa.

Leon P. Davis - Secretary

     Mr. Davis is the Secretary of the Corporation, having been
appointed to serve beginning April 1, 2000.    Mr. Davis is an
attorney, admitted to the Oklahoma Bar in 1989, in private practice
with his own law firm since April 1993.   Mr. Davis currently serves as
a Director for several private companies, Food and Beverage, Inc., Food & Beverage II, Inc., Food & Beverage IV, Inc. and McGill's 61st, Inc. In November 1992 Mr. Davis founded and was the President and principle stockholder of Team Tulsa, Inc., a bicycle racing team in the National Cycle League, serving until November 1995. Mr. Davis received a Bachelor of Arts in Economics and History from Northeastern State University and a Juris Doctorate from the University of Tulsa.

W. H. Walker Jr - Member of the Board of Directors

     Mr. Walker is the founder of the Company. He has been a Director of the Company since its founding and served as its President until February 5, 2000. For the past five years Mr. Walker has been the Secretary, a Director, and fifty percent stockholder of Food and Beverage, Inc., Food & Beverage II, Inc., Food & Beverage IV, Inc., and McGill's 61st, Inc. These companies are in the restaurant business. Mr. Walker serves each of these companies in the capacity of Chief
Financial Officer and Co-Manager of Operations. Mr. Walker is a active investor in commercial real estate and other business ventures.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     There was no compensation paid by the Company to any of its officers since inception.

     There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made to any executive officer or any director since the inception of the Company, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2000.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure.

Compensation of Directors.

     The directors did not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options. There are no contractual arrangements with any member of the Board of Directors.

     The Company did not to pay any salaries to its officers for the fiscal year-ended March 31, 2000. The Company does not expect to pay salaries to any of its officers until such time as the Company generates sufficient cash to do so. The Company does not intend to pay any compensation to its directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On December 21, 1999, the Company entered into an agreement with Ryan Corley as nominee for a corporation to be formed "Corporation" for the purpose of developing and distributing multiple branded networks of digital content and programming for distribution over the Internet. Said sub-license provides that the Company is to receive a 15% equity ownership in the Corporation to be formed and also contains an anti-dilution clause for a period of five years for the equity ownership. Additionally, the agreement provides for a limited exclusive license for the use of the technology solely for video and audio streaming over the Internet of TV type programming and content on multiple branded broadcast networks, specifically entertainment content and programming, news content and programming and sports content and programming. The sub-license provides for non exclusive use for amateur sports programming at the high school level or lower, non-exclusive use for video and audio compression and downloading in developing and operating broadcast networks, streaming commercial advertising over the Internet on any wholly owned and operated networks of Corporation. The sub-license also provides that should the Company sub-license the same rights, as those limited exclusive rights given to Corporation, to another party, then the Company will pay Corporation 25% of the revenues received from those activities.

     On March 30, 2000, the Company entered into a funding arrangement whereby Ryan Corley, president and member of the Board of Directors, loaned the Company $100,000 payable on demand bearing interest at the rate of 10% per annum and is unsecured.

     On April 6, 1999, the Company issued 2,422,000 shares of Common Stock to the following pursuant to Reg. 504 of the Securities Act of 1933 (the "Act"):

                                   Total               Shares
Name                               Consideration       Acquired

Ryan Corley                        $   588             1,177,000
 President and Director

Leon P. Davis                           50               100,000
 Secretary

W. H. Walker, Jr.                       25                50,000
 Director

Leonard D. Hilt                        548             1,095,000
 Beneficial Owner
                                   -------             ---------
     TOTAL                         $ 1,211             2,422,000
                                   =======             =========

     On January 28, 2000, and February 4, 2000 the Company issued
15,625,000 shares of Rule 144 restricted Common Stock to the following:

                                   Total               Shares
Name                               Consideration       Acquired

Ryan Corley                        $ 5,603             11,225,000
 President and Director

Leon P. Davis                          475              1,180,000
 Secretary and Director

Leonard D. Hilt                        100                220,000
 Beneficial Owner

Guy Riedel
 Beneficial Owner                    1,500              3,000,000
                                   -------             ----------
     TOTAL                         $ 7,678             15,625,000
                                   =======             ==========

     On March 15, 2000, the Company issued 500,000 shares of its restricted Rule 144 Common Stock to Leonard D. Hilt, a beneficial owner, for $250.


ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company currently consists of 200,000,000 shares of Common Stock, $0.00005 par value per share. As of May 16, 2000, 21,373,500 share of common stock were issued and outstanding. Of the 21,373,500 shares outstanding, 20,795,500 are restricted securities and only may be resold in compliance with Rule 144 of the Securities Act of 1933 (the "ACT"). The balance of the shares (578,000) are freely tradeable.

     In general, under Rule 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Rule 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Rule 144 may have a depressive effect on the market price of the Company's Common Stock.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is Pacific Stock Transfer Company, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is (702) 361-3033.

Rights of Shareholders

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

     There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as disclosed herein.

     The agreement with Iterated Systems, Inc., contains an anti-dilution clause whereby the percentage of ownership of the Company's Common Stock by Iterated shall be no less than 1.25% of the total outstanding shares of the Company's Common Stock at any given time. This provision shall terminate after the last day of the first sixty
(60) day period during which : (i) the Common Stock of the Company is traded on NASDAQ, or the American or the New York Stock Exchange and
(ii) the Market Capitalization of the Company dose not fall below fifty million dollars and (iii) the 297,500 shares of Common Stock that Iterated received under the agreement become free trading 144 stock or are covered by a registration statement in compliance with the Act and
(iv) the share price of the Company's shares traded on NASDAQ, the American Stock Exchange or the New York Stock exchange does not fall below $2.10. This provision also terminates if Iterated sells or disposes of the shares that it received under this agreement.

                              Part II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON
          EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. The Company plans to file or have filed the required forms with the National Association of Securities Dealers, Inc. (the "NASD") requesting that the Company's common stock be listed on the Bulletin Board operated by the NASD when this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and the Company has satisfied all comments made by the Commission.

     There are no outstanding options or warrants, or other securities convertible into, common equity of the Company. Of the 21,373,500 shares of common stock outstanding as of May 17, 2000, 16,732,000 shares were issued to the Company's officers, directors, and beneficial owners, of more than 10% of the Company's shares, and may only be resold in compliance with Rule 144 of the Securities Act of 1933.

     There are no shares of common stock currently being proposed to be publicly offered (pursuant to an employee benefit plan or dividend reinvestment plan) the offering of which could have a material adverse effect upon the market price of the Company's common stock.

     As of May 17, 2000, the Company has 88 holders of record of its Common Stock.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one-page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.


ITEM 2.   LEGAL PROCEEDINGS.

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On April 6, 1999, the Company issued 3,000,000 shares of Common Stock to its officers, directors and 77 other persons in consideration of $1,500. No commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares and all Company information was made available to said purchasers. The foregoing shares were issued pursuant to Reg. 504 of the Securities Act of 1933, as amended (the "Act").

     On January 28, 2000, the Company sold 1,000,000 restricted shares of its Common Stock to seven persons in consideration of $250. No commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(2) of the Act.

     On February 4, 2000, the Company sold 15,190,000 restricted shares of its Common Stock to 10 persons in consideration of $6,836. No commissions were paid to any person in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(2) of the Act.

     On March 3, 2000, the Company sold 800,000 restricted shares of Common Stock to one person in consideration of $400. No commissions were paid to any person in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(2) of the Act.

     On March 15, 2000, the Company sold 510,000 restricted shares of Common Stock to two people in consideration of $255. No commissions were paid to any person in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(2) of the Act.

     On March 30, 2000, the Company issued 297,500 restricted shares of Common Stock to Iterated Systems, Inc., in exchange for an exclusive license agreement for the ClearVideo software. The shares were issued pursuant to Section 4(2) of the Act.

     On March 31, 2000, the Company issued 75,000 restricted shares of Common Stock to an accredited individual for $25,000. No commissions were paid to any person in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(6) of the Act.

     On May 11, 2000, the Company issued 501,000 restricted shares of Common Stock to an accredited individual for $167,000. No commissions were paid to any person in connection with such sales, no advertising of any nature was made in connection with the sale of said shares. The shares were sold pursuant to Section 4(6) of the Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Oklahoma Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.


                              PART F/S

                   INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants     .    .    F-1
Balance Sheet  .    .    .    .    .    .    .    .    .    .    F-2
Statement of Loss   .    .    .    .    .    .    .    .    .    F-3
Statement of Changes in Stockholders' Equity .    .    .    .    F-4
Statement of Cash Flows  .    .    .    .    .    .    .    .    F-5
Summary of Accounting Policies     .    .    .    .         .    F-6
Notes to Financial Statements      .    .    .    .    .    .    F-7

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
eMajix.com, Inc.

We have audited the accompanying balance sheet of eMajix.com, Inc. (a development stage company), as of March 31, 2000, and the related statements of loss, changes in stockholders' equity and cash flows for the year ended March 31, 2000. We have also audited the statements of loss, changes in stockholders' equity and cash flows from inception (March 30, 1999) through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMajix.com, Inc. as of March 31, 2000, and the results of its operations and its cash flows for the year ended March 31, 2000, and the period from inception (March 30, 1999) through March 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no recurring source of revenue and has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/ Brown, Graham and Company P.C.

Georgetown, Texas
April 8, 2000, except for Note 6
which is as of May 17, 2000
                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                           BALANCE SHEET

                              ASSETS

                                             March 31, 2000

Current assets:
 Cash                                        $  27,060
                                             ---------

     Total current assets                       27,060
                                             ---------
Equipment                                        2,416

Other assets:
 Licenses  (Note 2)                            252,975
                                             ---------
     Total assets                            $ 282,451
                                             =========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                            $   4,620
 Notes payable - current (Note 4)              250,000
                                             ---------
     Total current liabilities                 254,620
                                             ---------
Commitments and contingencies
 (Notes 1, 4 and 5)

Stockholders' equity:
Common stock, $.00005 par value;
 200,000,000 shares authorized;
 20,872,500 issued and outstanding               1,044
Additional paid-in capital                      36,931
Deficit accumulated during the
 development stage                             (10,144)
                                             ---------
     Total stockholders' equity                 27,831
                                             ---------
     Total liabilities and
       stockholders' equity                  $ 282,451
                                             =========




   The accompanying notes are an integral part of these financial statements.

                         eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                         STATEMENT OF LOSS


                                                       Date from
                                                       Inception
                                        Year           (10/30/99)
                                        Ended          Through
                                        March 31,      March 31,
                                        2000           2000

Revenues                                $      -       $      -
                                        ---------      ---------

Operating expenses:
 Professional services                      5,200          5,200
 Filing fees                                  459            459
 Office expense                             2,145          2,145
 Postage & delivery expense                   283            283
 Telephone expense                            452            452
 Travel expense                             1,605          1,605
                                        ---------      ---------

Total operating expenses                   10,144         10,144
                                        ---------      ---------
Net Loss                                $ (10,144)     $ (10,144)
                                                       =========
Net loss per share
 basic and diluted                      $  (0.002)
                                        =========
Weighted average number
 of shares basic and diluted            5,603,753
                                        =========
















   The accompanying notes are an integral part of these financial statements.

                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         Deficit
                                                         Accumulated
                                             Additional  During the
                        Common Stock         Paid-in     Development
                    Shares         Amount    Capital     Stage     Total

Common stock issued for
 Cash at $0.001 per
  share             19,000,000     $   960   $  8,385         -    $   9,345

Common stock issued for
 Cash at $0.0005 per
  share              1,500,000          65        590         -          655
 Cash at $0.333 per
  share                 75,000           4     24,996         -       25,000

Common stock issued for
 License agreement at
 $0.01 per share       297,500          15      2,960         -        2,975

Net loss                    -           -          -     (10,144)    (10,144)
                    ----------     -------   --------  ---------   ---------
Balance
 March 31, 2000     20,872,500     $ 1,044   $ 36,931  $ (10,144)  $  27,831
                    ==========     =======   ========  =========   =========

























   The accompanying notes are an integral part of these financial statements.

                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                      STATEMENT OF CASH FLOWS
                                                       Date from
                                                       Inception
                                        Year           March 30, 1999
                                        Ended          Through
                                        March 31,      March 31,
                                        2000           2000
Cash flows from operating activities:
 Net loss                               $  (10,144)    $ (10,144)
Changes in assets and liabilities:
 Accounts payable                            4,620         4,620
                                        ----------     ---------
Net cash used in operating activities       (5,524)       (5,524)
                                        ----------     ---------
Cash flows from investing  activities:
 Cash paid to purchase equipment            (2,416)       (2,416)
                                        ----------     ---------
Net cash used in investing activities       (2,416)       (2,416)
                                        ----------     ---------
Cash flows from financing activities:
 Note payable - related party              100,000       100,000

 Net proceeds from sale of common stock     35,000        35,000

 Cash paid on note payable                (100,000)     (100,000)
                                        ----------     ---------
Net cash provided by financing
 activities                                 35,000        35,000
                                        ----------     ---------
Net increase (decrease) in cash             27,060        27,060
Cash, beginning of period                       -             -
                                        ----------     ---------
Cash, end of period                     $   27,060     $  27,060
                                        ==========     =========
Supplemental disclosures of
 cash flow information:
Cash paid during the period for:
 Interest                               $       -      $      -
                                        ==========     =========
 Income taxes                           $       -      $      -
                                        ==========     =========
Noncash financing activities:
 Issuance of common stock in
  exchange for ClearVideo               $    2,975     $   2,975
 Issuance of note payable in
   exchange for ClearVideo license         250,000       250,000
                                        ----------     ---------
                                        $  252,975     $ 252,975
                                        ==========     =========

   The accompanying notes are an integral part of these financial statements.

EMajix.com, Inc.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF ACCOUNTING POLICIES

Nature of Business

     eMajix.com, Inc. ("the Company") is a development stage enterprise which holds an exclusive license to 1) compile, display, use, copy and modify ClearVideosource code and create enhancements to the source code, 2) use the ClearVideo source code, its run-time versions and any derivatives created by the Company, 3) the right to manufacture for the purpose of distributing and sub-licensing products and services created by any derivatives to end users in run time versions, 4) the right to sublicense the rights granted by the licensor to the Company, 5) and the right to enter into a research and development agreement with another entity for developing new products provided that the Company will own at least (50%) or more of the voting securities of such entity. The Company intends to offer video compression services primarily for downloading and streaming HQV and quality audio for use on the Internet and various advertising applications for radio, television, and cable broadcasting companies. The Company was incorporated pursuant to the laws of the state of Oklahoma on March 30, 1999 as Southern Wireless, Inc. The Company changed its name to eMajix.com, Inc. on April 5, 2000.

Cash Equivalents

     For financial reporting purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent. Financial instruments, which potentially subject the Company to a concentration of credit risk, consist of cash and cash equivalents. Cash and cash equivalents consist of funds deposited with various high credit quality financial institutions.

Equipment

     Equipment is recorded at cost. Depreciation and amortization are provided using the straight-line method over the useful lives of the respective assets. Major additions and betterments are capitalized. Upon retirement or disposal, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is reflected in operations.

Licenses

     The costs associated with acquiring exclusive licensing rights to patented technology have been capitalized and are being charged to expense using the straight line method of amortization over ten years, the estimated remaining useful lives of the patents.

                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                   SUMMARY OF ACCOUNTING POLICIES

     In accordance with the provisions of Statement of Financial Accounting Standards("SFAS") No. 121, "Accounting for the Impairment of Long- lived Assets and for Long-lived Assets to be Disposed of", management of the Company reviews the carrying value of its intangible assets on a regular basis. Estimated undiscounted future cash flows from the intangible assets are compared with the current carrying value. Reductions to the carrying value are recorded to the extent the net book value of the property exceeds the estimate of future discounted cash flows.

Income Taxes

     Income taxes are provided based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets as management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheet as of March 31, 2000 for cash equivalents and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Research and Development Costs

     Research and development costs are charged to expense as incurred.

           eMajix.com, Inc.(A DEVELOPMENT STAGE COMPANY)
                   SUMMARY OF ACCOUNTING POLICIES

Net Loss Per Share

     SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements for all entities with complex
capital structures.   Basic EPS is computed as net income divided by
the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The Company had no dilutive potential common stock at March 31, 2000 and therefore, basic and diluted EPS are the same for both periods.

New Accounting Pronouncements

     Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. This statement was effective for the Company during the current year. Comprehensive income generally represents all changes in stockholders' equity except those resulting from contributions by stockholders. There was no impact to the Company as a result of the adoption of SFAS No. 130, as there were no differences between net loss and comprehensive loss available to common stockholders for the year ended March 31, 2000.

     In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This SAB summarizes certain of the Staff's views in applying generally accepted accounting principles in the United States, to revenue recognition in financial statements. The Company's revenue recognition policy is in compliance with SAB 101.

     In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 on April 1, 1999, had no significant effect on its financial statements.

           eMajix.com, Inc.(A DEVELOPMENT STAGE COMPANY)
                    SUMMARY OF ACCOUNTING POLICIES
     In February 1999, the Financial Accounting Standards Board issued SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections." SFAS No. 135 rescinds SFAS No. 75 and amends SFAS No 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 had no significant effect on its financial statements.

                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS

1.   Development Stage Operations and Going Concern

     The Company has been in the development stage since its inception. The Company has no recurring source of revenue and has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

     Management of the Company has undertaken certain actions to address these conditions. Management currently plans to commence production in fiscal 2000. To this end, management is currently in negotiations with potential customers and with marketing representatives to establish a product channel. Funds required to carry out management's plans are expected to be derived from future stock sales or borrowings from outside parties. There can be no assurances that the Company will be successful in executing its plans.

2.   Licenses

     In March 2000, the Company acquired exclusive licensing rights, from Iterated Systems, Inc., to compile, use, copy and modify ClearVideo Source Code and to create and manufacture products and services. Additionally, the license agreement provides that the Company may sublicense any products and services which it creates using the technology under the licensing agreement. The license was acquired for a $250,000 note payable and the issuance of 297,500 shares of common stock, valued at $2,975.

3.   Income Taxes

     At March 31, 2000, the Company had net deferred tax assets of approximately $3,500 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at March 31, 2000. At March 31, 2000, the Company has net operating loss carryforwards totaling approximately $10,144, which will expire in the year 2015.

                          eMajix.com, Inc.
                   (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
4. Notes Payable

     Notes payable at March 31, 2000, consist of the following:

     Non-interest bearing note payable to Iterated Systems, Inc., due on May 15, 2000, secured by all tangible and intangible
     assets of the Company                             $ 150,000

     10% unsecured note payable to Ryan Corley, President of
     the Company, due on demand                          100,000
                                                       ---------
     Total maturities - all current                    $ 250,000
                                                       =========
5. Anti-Dilution Clause

     The agreement with Iterated Systems, Inc. "Iterated", contains an anti-dilution clause whereby the percentage of ownership of the Company's common stock by Iterated shall be no less than 1.25% of the total outstanding shares of the Company's common stock at any given time. This provision shall terminate after the last day of the first sixty (60) day period during which : (i) the common stock of the Company is traded on NASDAQ, or the American or the New York Stock Exchange and (ii) the Market Capitalization of the Company does not fall below fifty million dollars and (iii) the 297,500 shares of common stock that Iterated received under the agreement become free trading Rule 144 stock or are covered by a registration statement in compliance with the Act and (iv) the share price of the Company's shares traded on NASDAQ, the American Stock Exchange or the New York Stock exchange does not fall below $2.10. This provision also terminates if Iterated sells or disposes of the shares that it received under this agreement.

6.  Subsequent Events

     On May 11, 2000, the Company issued 501,000 restricted shares of Common Stock to an accredited investor for $167,000.

     Ob May 15, 2000, the non-interest bearing note payable to Iterate Systems was paid.

                              Part III

Item 1.   Index to Exhibits

Exhibit
Number    Description

3.1       Articles of Incorporation.

3.2       First Amendment to Articles of Incorporation.

3.3       Second Amendment to Articles of Incorporation.

3.4       Bylaws.

4.1       Specimen Stock Certificate.

10.1      Sub-License Agreement With Ryan Corley as Nominee.

10.2      Licensing Agreement for ClearVideo.

10.3      Licensing Agreement for ClearVideo - Addendum.

27.1      Financial Data Schedule.

                             SIGNATURES

     In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

                              eMajix.com, Inc.


                              BY:  /s/ Ryan Corley
                                   Ryan Corley, President


     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ryan Corley, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date

/s/ Ryan Corley          Chairman of the Board         05/16/00
Ryan Corley              of Directors, President,
                         Chief Executive Officer,
                         Treasurer, and Chief Financial
                         Officer

/s/ Leon P. Davis        Secretary                     05/16/00
Leon P. Davis



/s/ W. H. Walker, Jr.    Member of the Board           05/16/00
W. H. Walker, Jr.        of Directors